NEWS RELEASE
International Game Technology PLC Announces Changes to Membership of Board Committees

LONDON, U.K. – May 13, 2020 - International Game Technology PLC (NYSE:IGT) (“IGT” or the “Company”) today announced the appointment of Alberto Dessy to its Audit Committee, Samantha Ravich to its Compensation Committee and Beatrice Bassey to its Nominating and Corporate Governance Committee by the Company’s Board of Directors. All of these changes will be effective from the Company’s 2020 Annual General Meeting. Mr. Dessy and Ms. Ravich joined the Board of Directors in April 2015 and July 2019, respectively, and will replace Paget Alves on the Audit Committee and the Compensation Committee, respectively. Ms. Bassey joined the Board of Directors in March 2020 and will succeed Mr. Dessy on the Nomination and Corporate Governance Committee, from which he will step down effective from the Company’s 2020 Annual General Meeting.

Mr. Dessy is a Professor at Bocconi University and a chartered accountant specializing in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and an independent expert appointed by the court in various legal disputes. In addition to serving on IGT’s Board of Directors, he is currently on the board of directors of Chiorino S.p.A. and has been on the boards of many companies, both listed and unlisted, including Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A., Milano Centro S.p.A., and DeA Capital S.p.A., in addition to IGT’s predecessor company, GTECH S.p.A. Mr. Dessy graduated from Bocconi University.

Ms. Ravich is the Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab; the Vice Chair of the President’s Intelligence Advisory Board; a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission; and a member of the Secretary of Energy’s Advisory Board. Ms. Ravich is also a managing partner at A2P, LLC and a Board Governor at GIA. Previously, she served as Deputy National Security Advisor for Vice President Cheney, and held a variety of other leadership roles. Ms. Ravich received her Ph.D. in Policy Analysis from the RAND Graduate School and her MCP/BSE from the University of Pennsylvania/Wharton School.

Ms. Bassey is the Group General Counsel, Chief Compliance Officer, and Corporate Secretary of Atlas Mara Ltd. She also serves as Chair of the Board of Union Bank of Nigeria PLC, and serves as a director on the boards of African Banking Corporation of Botswana Ltd. (member of remuneration, risk & compliance, and audit committees) and Banque Populaire du Rwanda (member of the remuneration and risk & compliance committees; chair of the credit committee). Previously, Ms. Bassey served as a director of PowerPlay NYC; MacArthur Foundation's Nigeria Higher Education Foundation; Self Help Africa; and Ron Brown Center for Civil Rights and Economic Development, New York. She was also a partner and member of the executive committee of Hughes, Hubbard & Reed, LLP, New York. Ms. Bassey received her LL.M from Harvard Law School; LL.B in Law from the University of Maiduguri, Nigeria; and BL in Law from the Nigerian Law School.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 12,000 employees. For more information, please visit www.igt.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent, and effects of the COVID-19 pandemic and the response of governments, including government-mandated property closures and travel restrictions, and other third parties on the Company’s business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com.
Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contacts
Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452 and outside U.S./Canada +1 (401) 392-7452
Francesco Luti, Italian media inquiries, +39 34 85475493
James Hurley, Investor Relations, +1 (401) 392-7190